UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Western Asset Global High Income Fund Inc.

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

95766B109

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D’Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766B109

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,351,378[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,351,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,351,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

PN; IA

The percentages used herein are calculated based upon 44,106,706 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSRS filed 1/27/2020.

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2

CUSIP No. 95766B109

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,351,378[2]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,351,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,351,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

IN

The percentages used herein are calculated based upon 44,106,706 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSRS filed 1/27/2020.

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

3

CUSIP No. 95766B109

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,351,378[3]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,351,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,351,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

OO

The percentages used herein are calculated based upon 44,106,706 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSRS filed 1/27/2020.

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4

CUSIP No. 95766B109

Item 1.	SECURITY AND ISSUER

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the SEC on March 14, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed April 18, 2019, Amendment No. 2 filed May 24, 2019, Amendment No. 3 filed July 29, 2019, Amendment No. 4 filed February 27, 2020, and Amendment No. 5 filed March 4, 2020; with respect to the Common Shares of Western Asset Global High Income Fund Inc. This Amendment No. 6 amends Items 3, 4, and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $100,603,066 was paid to acquire the Common Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 3, 2020, Saba Capital filed a preliminary proxy statement with the Securities and Exchange Commission seeking to oppose the Issuer’s proposals to approve new management and subadvisory agreements at the Issuer’s Special Meeting of Shareholders scheduled to be held on June 5, 2020 (the “Special Meeting”).

As one of the largest shareholders of the Issuer, Saba Capital does not believe it is in the best interest of shareholders to approve a new management agreement with Legg Mason Partners Fund Advisor, LLC or to approve new subadvisory agreements with each of Western Asset Management Company, LLC, Western Asset Management Company Limited and Western Asset Management Company Pte. Ltd because the Issuer currently trades at a significant discount to NAV. Saba Capital believe that, in a situation such as this, where the Issuer has and is trading at an excessive discount to NAV, managers and subadvisors should not be automatically approved, and Saba Capital believes it could be beneficial to consider alternatives.

5

CUSIP No. 95766B109

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 44,106,706 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSRS filed with the Securities and Exchange Commission on 1/27/2020.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)	The transactions in the Common Shares effected since the filing of Amendment No. 5 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. As of March 19, 2020, the Reporting Persons no longer have investment or voting discretion over 1,187,410 of the Common Shares previously reported.
(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.
(e)	Not applicable.

6

CUSIP No. 95766B109

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Authorized Signatory

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

7

CUSIP No. 95766B109

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by the Reporting Persons since Amendment No. 5 filing on 3/4/2020. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Common Shares	Price
3/18/2020	Buy	70693	7.13
3/17/2020	Buy	10000	7.68
3/16/2020	Buy	610	8.00
3/13/2020	Buy	25560	8.54
3/12/2020	Buy	89432	8.26
3/5/2020	Buy	3600	10.08
3/4/2020	Buy	4123	10.18